Mail Stop 4561
via fax (510) 749-2010

September 6, 2007

Kenneth Klein
Chairman of the Board, President & CEO
Wind River Systems, Inc.
500 Wind River Way
Alameda, CA 94501

      Re: Wind River Systems Inc.
               Form 10-K for the Fiscal Year Ended January 31, 2007
               Filed on May 1, 2007
               File No. 001-33061

Dear Mr. Klein:

      We have reviewed your response to our letter dated July 6, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed on May 1, 2007

Note 2. Summary Of Significant Accounting Policies

Impact of Stock Option Review, page 63

1.   We note your response to our prior comment 2 where you indicate that the Company determined the 10-K amendment explanatory note was not required, as you included the required disclosures in your Form 10-K, which was filed on May

1, 2007, shortly after the conclusion of the stock option review. It is not clear where you included these disclosures in your January 31, 2007 Form 10-K as the discussion of your stock option backdating does not appear until page 32 of your document. As indicated in the "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" your Form 10-K should include an explanatory note at the beginning of the Form 10-K that discusses the reasons for the amendment. Please revise your Form 10-K to include an up-front discussion of the Company's internal stock option review, the errors found during the review and the impact of such errors on each year's net income and pre-tax net income (1994 – 2006) with a reconciliation to the cumulative adjustment to opening retained earnings.

2.   We further note that the information required to be disclosed under paragraph 45.c.2. of SFAS 123 for each annual period preceding the most recent three fiscal years was not provided as none of the errors were deemed to be material. The Staff believes that your Form 10-K should be amended to include the restated stock-based compensation cost, net of tax effects, included in the determination of net income. Please revise accordingly.

3.   We also note in your response that as part of the Audit Committee's voluntary review of the Company's historical stock option granting practices, there were errors associated with these practices related to fiscal years 2005 and 2006. However, these errors were not discussed in your disclosures. Clarify the period in which these errors were corrected and revise your disclosures to include a discussion of all of the errors identified in the Audit Committee's review including the errors identified in fiscal years 2005 and 2006.

Consolidated Statements of Operations, page 59

4.   We note your response to our prior comment 4 where you indicate that the Company applies contract accounting to contracts that include fixed price services that are essential to the functionality of the product. Please tell us where you classify the revenues from these arrangements (i.e. products, services or an allocation amongst both) and your reasons for such allocation. We also note from your disclosure on page 67 that you recognize revenue from term license arrangements ratably over the term of the arrangement. This implies that your term licenses arrangements contain an undelivered PCS element that cannot be separated for recognition purposes. Please clarify whether you classify the PCS revenue earned in these arrangements as license or service revenue and your justification for your presentation. Please note that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X *that supports* allocating the arrangement fee in the statement of operations, you should amend your presentation to include separate revenue, and related cost of revenue, line items for bundled arrangements that are not separable because of the absence of VSOE

for the undelivered elements. You should also include a footnote description to inform investors of the nature of the additional line item.   Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Revenue Recognition, page 67

5.   We have reviewed your response to our prior comment no. 3 and note that you test stand-alone maintenance renewals to ensure that at least 80% of transactions fall within plus or minus 15% of the maintenance list price. Tell us how often you perform tests of your stand-alone maintenance renewals in establishing VSOE of maintenance.

6.   We also note in your response that you have at times used a renewal rate to establish VSOE for maintenance when selling custom products where there are no comparable transactions. Quantify the amount of revenue recognized for arrangements that include custom products with stated renewal rates. Additionally, tell us what percentage of your customers under these arrangements actually renewed at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

7.   We note in your response to our prior comment no. 6 that for customers that purchase production licenses in arrears based on actual usage in a period, you recognize revenue upon receipt of a usage report which is generally 30 days after the customer's usage period ends and in some instances may be received substantially more than 30 days later. Clarify the period in which you recognize revenue (i.e. when you receive the report or when the usage actually took place). Additionally, for usage reports received substantially more than 30 days after the customer's usage, clarify what is meant by "substantially" more than 30 days and how this affects your ability to recognize revenue in the proper period.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

Kenneth Klein
Wind River Systems, Inc.
September 6, 2007
Page 4

   You may contact Patrick Gilmore, Senior Staff Accountant at (202) 551-3406 or the undersigned (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief